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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7850                                                                    August 31, 2000
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Armada Advantage Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      One Freedom Valley Drive, Oaks, PA 19456
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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY
1.  All items must be completed by the investment company.

                           [NATIONAL CITY LETTERHEAD]

February 27, 2001



Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of the ARMADA ADVANTAGE Funds and of National City Bank ("the Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of August 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2000 with respect to securities and similar investments reflected in the investment account of the Company.

Very truly yours,



/s/ Brian R. Loveless
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Brian R. Loveless
Senior Vice President


/s/ Robert A. Arnold
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Robert A. Arnold
Senior Vice President

                         Independent Accountant's Report

To the Board of Directors of
Armada Advantage Funds

We have examined management's assertion about the Armada Advantage Funds' ("the Funds") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of August 31, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, as amended. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2000, and with respect to agreement of security and similar investments purchases and sales, for the period from July 1, 2000 through August 31, 2000;

     - Count and inspection of all securities and similar investments located in the vault of National City Bank ("the Custodian") without prior notice to management;

     - Confirmation of or performed alternate procedures on all of the Custodian's securities and similar investments held by the Depository Trust Company, the Federal Reserve Bank of Cleveland, Union Bank of California, and Goldman Sachs & Co. Ascertained that the securities of the Funds were included in the total holdings of such securities per the Custodian's records;

     - Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     - Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

     - Confirmation of or performance of alternate procedures on all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     - Agreement of selected security and investment purchases, sales and maturities from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Armada Advantage Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as amended, as of August 31, 2000 with respect to securities and similar investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                 /s/ Ernst & Young LLP

Cleveland, Ohio
February 27, 2001